

February 11, 2013

<u>Via E-Mail</u>
Martin A. Dietrich
President and Chief Executive Officer
NBT Bancorp Inc.
52 South Broad Street
Norwich, New York 13815

>   **Re: NBT Bancorp Inc.**
>   **Form 10-K for the Fiscal Year Ended**
>   **December 31, 2011**
>   **Filed February 28, 2012**
>   **File No. 0-14703**

Dear Dietrich:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Christian Windsor
>
>   Christian Windsor
>   Special Counsel

CC: Via E-mail
       Jaime Chase
       Hogan Lovells